Exhibit C

FAIRVIEW NOMINEE WINS BOARD SEAT AT MAC-GRAY

Chairman and CEO Stewart MacDonald Not Re-elected to Board of Directors, Based on

Preliminary Tabulation by Independent Inspector of Elections

Greenbrae, CA – May 12, 2009 – Fairview Capital Investment Management, LLC (“Fairview”) announced today that the stockholders of Mac-Gray Corporation (NYSE: TUC) elected Bruce C. Ginsberg as a member of the Board of Directors at its 2009 Annual Meeting of Stockholders, based on a preliminary count of vote results by the independent inspector of elections, IVS Associates, Inc. Mr. Ginsberg was nominated by an affiliate of Fairview, in opposition to Mac-Gray’s incumbent directors.

Fairview also announced that Mac-Gray’s Chairman and CEO Stewart G. MacDonald was not re-elected to Mac-Gray’s Board, despite the fact that he and his family control over 32% of the outstanding shares.

In addition, a stockholder proposal to adopt a majority vote standard for uncontested director elections received overwhelming support from stockholders at the Annual Meeting.

“We believe the election results represent a resounding vote for change. Mr. Ginsberg will provide a fresh, independent voice on the Board,” said Fairview’s president Andrew Mathieson. “Were it not for the MacDonald family votes, Fairview’s other nominee, Scott Clark, would have been elected by a wide margin as well. We believe the message is loud and clear – Mac-Gray’s independent stockholders demand change. To demonstrate that it has heard this message, the Board must take immediate action to improve corporate governance.”

The preliminary vote count is subject to the official certification of vote results, which is expected to be provided by IVS Associates, Inc. shortly.

Fairview Protests Chairman’s Conduct at the Annual Meeting

Fairview also reported that Mr. MacDonald, who acted as Chairman of the Annual Meeting, prematurely and improperly closed the polls before all stockholder votes could be cast. As a result, proxies representing 7.1% of Mac-Gray’s outstanding common shares were not counted. Virtually all these shares were voted for Fairview’s nominees. Notwithstanding Mr. MacDonald’s self-interested attempt to influence the outcome of the election, Mr. Ginsberg was elected and Mr. MacDonald was defeated.

“Mr. MacDonald closed the polls after he was alerted that the proxies of one of Mac-Gray’s largest institutional stockholders had not yet been voted at the meeting due to third-party vote processing difficulties,” said Fairview portfolio manager Scott Clark, who was present at the meeting. “Despite protests by Fairview and several other stockholders, Mr. MacDonald closed the polls. In doing so, he disenfranchised one of Mac-Gray’s largest stockholders and once again demonstrated his profound disregard for stockholder participation at Mac-Gray.”

Mr. MacDonald’s unilateral decision to close the polls prematurely did alter the outcome of the vote on one stockholder proposal. Fairview’s proposal to declassify the Board of Directors would have passed if Mr. MacDonald had not closed the polls prematurely.

About Fairview Capital Investment Management, LLC

Fairview is an SEC-registered independent investment advisor founded in 1995 and located in Greenbrae, CA. Key components of Fairview’s investment philosophy include a long-term focus, in-depth fundamental research, and constructive engagement with its portfolio companies.

Contacts

Scott Clark, 415-464-4640

Fairview Capital Investment Management, LLC

Alan Miller / Jennifer Shotwell / Scott Winter, 212-750-5833

Innisfree M&A Incorporated